TATE & LYLE

CONSISTENTLY FIRST IN RENEWABLE INGREDIENTS

RECEIVED

2008 JUN 25 A 9:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY APPOINTMENT TO
HER MAJESTY THE QUEEN
SUGAR REFINERS

TATE & LYLE PLC
Sugar Quay
Lower Thames Street
London EC3R 6DQ
UK
Tel +44 (0)20 7626 6525
Fax +44 (0)20 7623 5213
www.tateandlyle.com

19 June 2008

[redacted]

08003423

Mr E Staffin
Office of International Corporate Finance
US Securities and Exchange Commission
455th Street North West
Washington DC 20549 Mailstop 3/2

PROCESSED
JUN 26 2008
THOMSON REUTERS

SUPPL

Dear Mr Staffin,

Tate & Lyle PLC, File No: 082/905

In accordance with our requirements under the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, I attach a copy of relevant disclosures made by Tate & Lyle PLC for the period 1 May 2008 to 31 May 2008 inclusive for placing on our file.

If you have any queries concerning the documents supplied, please do not hesitate to contact me on telephone number +44 (0)20 7977 6174.

Yours sincerely,

Lucie Gilbert
Deputy Company Secretary

Enc.

dlw 6/25

RECEIVED
2008 JUN 25 A 9:54

Tate and Lyle PLC (File No: 082/905)
Disclosures
Period: 1 May 2008 to 31 May 2008

Date	Headline
27/05/08	Transaction in own shares
27/05/08	Holdings in Company
23/05/08	Transaction in own shares
23/05/08	Director/PDMR Shareholding
22/05/08	Final Results
07/05/08	Transaction in own shares
06/05/08	Transaction in own shares
02/05/08	Directorate Change
01/05/08	Total Voting Rights

RECEIVED
2008 JUN 25 A 9:14

Tate & Lyle PLC - Transaction in Own Shares

Tate & Lyle PLC

Tate & Lyle PLC ('the Company') announces that on 27 May 2008 it transferred 130,000 ordinary shares in the Company for the purpose of satisfying exercises under the 2000 Executive Share Option Scheme. These shares were previously held in Treasury.

The transfer price per share was 325p.

Following the above transfer, the Company holds 1,761,017 ordinary shares in treasury and has 458,170,855 ordinary shares in issue (excluding treasury shares).

Robert Gibber
Company Secretary

27 May 2008

Tate & Lyle PLC - Holding(s) in Company

Tate & Lyle PLC

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

AN ACQUISITION OF VOTING RIGHTS

3. Full name of person(s) subject to the notification obligation

LEHMAN BROTHERS INTERNATIONAL (EUROPE)

4. Full name of the shareholder(s) (if different from 3 above)

N/A

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

22/05/08

6. Date on which issuer notified

27/05/08

7. Threshold(s) that is /are crossed or reached

7%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES
(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 30,274,961

Number of Voting Rights: 30,274,961

Resulting situation after the triggering transaction:

Number of Shares - 32,374,665

Number of Voting Rights (Direct) - 32,374,665

Number of Voting Rights (Indirect) - N/A

% of Voting Rights (Direct) - 7.07% (BASED ON TOTAL VOTING RIGHTS OF 457,886,280)

% of Voting Rights (Indirect) - N/A

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights - 32,374,665

Total % of Voting Rights - 7.07%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held

N/A

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

ROBERT GIBBER
COMPANY SECRETARY
020 7626 6525

27 MAY 2008

Tate & Lyle PLC - Transaction in Own Shares

Tate & Lyle PLC

Tate & Lyle PLC

Transaction in Own Shares

Tate & Lyle PLC ('the Company') announces that on 23 May 2008 it transferred 154,575 ordinary shares in the Company for the purpose of satisfying exercises under the 2003 Performance Share Plan. These shares were previously held in Treasury.

Following the above transfer, the Company holds 1,891,017 ordinary shares in treasury and has 458,040,855 ordinary shares in issue (excluding treasury shares).

Robert Gibber
Company Secretary

23 May 2008

Tate & Lyle PLC - Director/PDMR Shareholding

Tate & Lyle PLC

Tate & Lyle PLC

Director/PDMR Shareholding

Tate & Lyle PLC (the 'Company') was informed today that 53,768 ordinary shares of 25 pence each in the capital of the Company were released under the Company's Performance Share Plan ('PSP') to Lynn Grider, a person discharging managerial responsibilities, on 23 May 2008. No consideration was paid for the acquisition of these shares. 15,891 shares were disposed of at 469.00 pence per share on the London Stock Exchange to pay for tax and sale costs. The remaining shares have been retained.

The PSP is a performance based share plan under which certain senior employees receive a conditional award of shares ('PSP shares'). The number of PSP shares released takes into account the performance of the Company over the relevant performance period, which in this case was the period from 1 April 2004 to 31 March 2007. In accordance with the Rules of the PSP, the PSP Shares became eligible for release at the end of a one year retention period.

This notification made in accordance with DTR 3.1.4R(1)(a) of the FSA's Disclosure and Transparency Rules.

Robert Gibber
Company Secretary
23 May 2008

Tate & Lyle News Announcement

Tate & Lyle PLC - Final Results

Tate & Lyle PLC

TATE & LYLE PLC

PRELIMINARY ANNOUNCEMENT OF RESULTS

For the year ended 31 March 2008

Year ended 31 March	2008	2007
Continuing operations(1)		
Sales	£3 424m	£3 225m
Adjusted profit before taxation(2)	£244m	£275m
Adjusted diluted earnings per share(2)	32.7p	37.5p
Dividends per share	22.6p	21.5p

Strong progress in delivering our strategy:

-- Strategic reshaping of the Group largely complete

-- New management structure in place; Group organisation simplified and de-layered into four divisions each reporting to the Chief Executive; key hires made to lead the Sucralose and Food & Industrial Ingredients, Americas divisions

-- Four-year major capital investment programme nearing completion; new value added capacity in the US and Singapore now on-stream

-- Sold Redpath, Occidente and five European starch plants; businesses where we could not hedge to an acceptable level our exposure to raw material and commodity pricing volatility and regulation

-- Group well-positioned to deliver its longer term target of a return on net operating assets of 20%

Financial and operational summary:

-- Adjusted profit before taxation(2) down 11% at £244 million (down 7% in constant currency)

-- Reduction in profit before tax more than accounted for by:

  - International sugar trading operating loss of £9 million from £22 million profit in prior year
  - £11 million adverse impact from exchange translation

-- Profits from core value added food ingredients(3) at £89 million increased 13% in constant currency

-- Food & Industrial Ingredients, Americas achieved a fourth year of record profits increasing 13% over the prior year in constant currency; now represents almost 60% of the Group's adjusted operating profit(1,2) before central costs

-- Food & Industrial Ingredients, Europe's sales prices increased ahead of our expectations but profits lower in constant currency due to higher corn costs

-- Sugar refining profits reduced due to challenging market conditions

-- Sucralose sales increased by 6% in constant currency; 30% increase in new product launches

-- Returned £159 million to shareholders through repurchase of 6.9% of issued share capital

-- Proposed increase in total dividend of 5% to 22.6p per share

Statutory information

Year ended 31 March	2008	2007
Continuing operations - profit before tax	£173m	£253m
Total operations - profit for the year	£187m	£217m
Diluted earnings per share	40.4p	43.6p

---

(1) Excluding the results of Redpath, Occidente, Eastern Sugar and the disposed of European starch plants.

(2) Before exceptional costs of £59 million (2007 - £13 million) and

amortisation of acquired intangible assets of £12 million (2007 - £9 million).

(3) Core value added food ingredients comprise value added starch-based food ingredients and exclude sucralose.

Sir David Lees, Chairman, said:

'2008 was a year of significant change and progress for Tate & Lyle. We successfully achieved a number of steps to reshape our business in line with our strategy to build a stronger value added business on a low-cost commodity base. This reshaping process is largely complete and, taken together with some important changes in the management structure, the Group is now well-positioned to benefit from the growth opportunities in our chosen markets.

'The Board is recommending an increase in the full year dividend of 5% to 22.6p per share, reflecting its confidence in the outlook for the Group.'

Iain Ferguson, Chief Executive, said:

'The Group's profit from continuing operations was adversely affected by a very disappointing performance in international sugar trading and by the weak US dollar. In international sugar trading, we have taken the necessary actions to restructure its activities and re-focus management priorities to ensure that this year's result is not repeated. The profitability of the rest of the Group's operations was encouraging, demonstrating considerable resilience in the face of both the unprecedented increase in global commodity prices and the impact of the EU sugar regime reform. Food & Industrial Ingredients, Americas once again performed strongly achieving a fourth consecutive year of record profits. The 13% increase in profits from core value added food ingredients and the 6% increase in SPLENDA(R) Sucralose sales, both in constant currency, were also pleasing and demonstrate the good progress we are making to grow our business in those areas of strategic focus and investment.

'We expected 2008 to be a year of transition and that proved to be the case. With our strategic reshaping largely complete, our priority is clear - to deliver our longer term target of a return on net operating assets of 20%. With all that we have achieved this year, and with the new management structure in place, we now have the platform from which that longer term target can be delivered and we are committed to that goal.'

Outlook

Looking forward to the year to 31 March 2009:

-- We anticipate the Food & Industrial Ingredients businesses in the Americas and Europe, which together accounted for 72% of the Group's

continuing operating profit before central costs in the 2008 financial year, will make further progress benefiting in the Americas both from improved HFCS pricing achieved for the 2008 calendar year and from additional value added capacity now on-stream. In Europe the results will be significantly influenced by European cereal prices following the 2008 harvest.

-- The EU sugar regime reforms have proved successful in eliminating all but 6% of the quota production capacity targeted for reduction. Surplus refined sugar stocks will need to be absorbed over at least the first half of the year, during which time the market is likely to remain very difficult and challenging. However, we look forward to market equilibrium being re-established during the second half of our financial year which, together with the actions we have taken on international sugar trading, should enable a progressive restoration of margins in the Sugars business.

-- The SPLENDA(R) Sucralose business is now fully invested. Whilst the incremental impact of a first full year of costs associated with the Singapore facility will restrict profit growth in the first half-year, we expect continued sales growth to offset these costs and to lead to improved profits in the full year.

For the Group, the 2009 financial year has started in line with plan and we continue to expect to make good progress in the year as a whole.

Cautionary statement

This Preliminary Statement contains certain forward-looking statements with respect to the financial condition, results, operations and businesses of Tate & Lyle PLC. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors that could cause actual results or developments to differ materially from those expressed or implied by these forward-looking statements and forecasts. Nothing in this Preliminary Statement should be construed as a profit forecast.

A copy of this Preliminary Statement for the year ended 31 March 2008 can be found on our website at www.tateandlyle.com. Copies of the Annual Report for the year ended 31 March 2008 will be available to shareholders shortly, and will be obtainable from The Company Secretary, Tate & Lyle PLC, Sugar Quay, Lower Thames Street, London EC3R 6DQ.

SPLENDA(R) is a trademark of McNeil Nutritionals, LLC

The DuPont Oval Logo, DuPont(TM) and Sorona(R) are trademarks or registered

trademarks of E.I. du Pont Nemours and Company.

Webcast and Conference Call

Presentation

A presentation of the results by Chief Executive, Iain Ferguson and Group Finance Director, John Nicholas will be audio webcast live at 10.00 (BST) today. To view and/or listen to a live audiocast of the presentation, visit http://www.tateandlyle.com/TateAndLyle/investor_relations/results/default.htm or http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=81336 &eventID=1852227. (Due to its length, this URL may need to be copied/pasted into your Internet browser's address field. Remove the extra space if one exists.) Please note that remote listeners will not be able to ask questions during the Q&A session. A webcast replay of the presentation will be available within two hours of the end of the live broadcast for six months, on the link above.

For those unable to view the webcast, there will also be a teleconference facility for the presentation. Details are given below:

UK dial in number:	+44 (0) 203 003 2666
US dial in number:	+1 866 966 5335

7 day conference call replay

UK replay number:	+44 (0) 208 196 1998
US replay number:	+1 866 583 1039
Replay Access code:	691691

CHIEF EXECUTIVE'S REVIEW

All comments refer to the continuing operations adjusted to exclude exceptional items and amortisation of acquired intangible assets, unless stated to the contrary. A reconciliation of reported and adjusted information is included in Note 15.

Delivering on our strategy

2008 was a year of considerable activity and progress for Tate & Lyle. We successfully achieved a number of important steps to reshape our business in line with our strategy to build a stronger value added business on a low-cost commodity base.

-- We simplified and de-layered the Group's organisational structure into

four divisions each reporting to the Chief Executive. A new management structure was put in place and key hires made to lead the Sucralose and

Food & Industrial Ingredients, Americas divisions.

-- We removed substantial risks from the Group by exiting markets (European wheat and Canadian and Mexican sugar) where we could not hedge to an acceptable level our exposure to raw material and commodity pricing volatility and regulation.

-- We continued to implement our four-year major capital investment programme to support long-term growth which we expect will be completed by March 2009.

-- We took actions to restructure our international sugar trading activities to reduce future earnings volatility and re-focus management priorities to ensure that this year's result is not repeated.

We continued to grow those areas of our business of key strategic focus and investment. Our core value added food ingredients business achieved a profit of £89 million, a 13% increase over the prior year, whilst sales of SPLENDA(R) Sucralose increased by 6% (both in constant currency) and new product launches featuring SPLENDA(R) Sucralose increased by 30% over the prior year.

The process of reshaping the Group's business is now largely complete. The actions we have taken this year, together with our expansion projects to increase value added production, gives us a solid platform from which to grow our business and to improve further the quality of the Group's earnings.

New management structure

Following the Group's reshaping process we have simplified and de-layered the Group's organisational structure. The Group now consists of four distinct business divisions each reporting to the Chief Executive: Food & Industrial Ingredients, Americas; Food & Industrial Ingredients, Europe; Sucralose and Sugars. These divisions are supported by our Research & Development team, which also reports to the Chief Executive, and other Central functions.

To drive our business forward, we have appointed new heads for three of the four divisions. Matt Wineinger joined Tate & Lyle in March 2008 and will take over from Lynn Grider as President, Food & Industrial Ingredients, Americas after he retires at the end of June 2008. Matt has worked for a number of major companies in the food sector, most recently as President of Swift & Co's Australian Meat division, and before that at Cargill where he held a number of senior roles in sales and marketing.

Olivier Rigaud, who has worked for Tate & Lyle for 19 years in our European food ingredients business, has been promoted to President, Food & Industrial Ingredients, Europe.

Ian Bacon continues as Chief Executive, Sugars.

Karl Kramer joined Tate & Lyle in April and will become President, Sucralose from 1 June 2008. He joins us from Givaudan, the flavour company, prior to which he worked for the NutraSweet Kelco division of Monsanto.

The four heads of the divisions, together with John Nicholas, Group Finance Director; Robert Gibber, Company Secretary and General Counsel; and Dr Bob Fisher, President, Research and Development will sit on a new Group Executive Committee, which I will chair. This Committee will replace the existing Group Management Committee.

This is a strong new management team with the appropriate skills, knowledge and experience to drive forward each division and the Group as a whole in the years ahead.

Acquisitions and divestments

We sold three businesses during the year to exit markets where we could not hedge to an acceptable level our exposure to raw material and commodity pricing volatility and regulation.

We completed the sale of our sugar operations in Canada and Mexico on 22 April 2007 and 28 December 2007 respectively, and the sale of five of our European starch plants, including all four which processed wheat, on 1 October 2007. The unprecedented increase in European cereal prices since last summer, up by more than 80% since May 2007 when we announced we were in advanced discussions over the sale of our European starch plants, and the recent decline in the Mexican sugar price following changes introduced by the North American Free Trade Agreement, underline our rationale for selling these businesses.

We strengthened our value added offering during the year through the acquisition of an 80% holding in the German speciality food ingredients group, G. C. HAHN & Co (Hahn) on 15 June 2007. Hahn has a leadership position in dairy and convenience food stabiliser systems and when combined with Tate & Lyle's existing products, systems and applications skills, provides our customers with a comprehensive texturant offering.

Return of capital

We returned £159 million to shareholders through the repurchase of 33.6 million shares representing 69% of the approval given by shareholders at the Annual General Meeting (AGM) in July 2007. Given current worldwide economic conditions we have decided to suspend the remainder of the repurchase programme. We will be asking shareholders to renew the Company's authority to buy back shares at the

AGM on 23 July 2008.

Major capital investment programme nearing completion

The expansion of our Sagamore corn wet mill in Lafayette, Indiana was commissioned during the year. This increases capacity for a variety of value added starches used by customers in dairy, beverages, baking, snacks and dressings. The expansion of our Loudon, Tennessee plant, which is adding capacity for value added ingredients, ethanol and substrate for the Bio-PDO(TM) joint venture with DuPont, was effectively completed at the end of the financial year. Our unique bio-refining joint venture plant continues to operate well and is currently undertaking market proving activities with sales across several categories including polymerisation for clothing and carpets, and direct applications in cosmetics, deodorants and as de-icing fluid.

The construction of the new corn wet mill in Fort Dodge, Iowa and the biomass boiler at the cane sugar refinery in London are progressing satisfactorily and we continue to anticipate that both will be mechanically complete by the end of March 2009. The Fort Dodge plant will produce industrial starches and ethanol. Its completion will enable a reconfiguration of finishing capacities in the US to optimise production, particularly at the Sagamore plant, which will now focus predominantly on value added food ingredients.

The new Singapore SPLENDA(R) Sucralose facility was commissioned during the year and we were able to prove the capacity of the plant more smoothly and much earlier than expected.

By March 2009, Tate & Lyle will have completed a four-year programme of major capital investment to support long-term growth. Over the first three years of this programme, capital expenditure totalled more than £500 million above ongoing levels of depreciation. The total investment programme has raised capital expenditure to levels above £250 million in each of these three years. In the year ended 31 March 2008, capital expenditure was £264 million, which was 2.6 times depreciation. To complete the investment programme, the Group's total capital expenditure forecast for the year ending 31 March 2009 is £200 million. Beyond this, we believe that we can adequately invest going forward with capital expenditure running at around 1.25 times depreciation.

International sugar trading

The performance in our international sugar trading operations was very disappointing, more so after the excellent performance in the prior year. This business suffered from a mark-to-market charge for increased freight costs which were hedged in the first half of the year, and lower trading profits. We have reviewed its activities in light of the changes to our Sugars' asset base and the reforms of the EU sugar regime. We have restructured the business and

re-focused management priorities to ensure that this year's result is not repeated.

Overview of business performance

The Group's profit before tax, adjusted to exclude exceptional items and amortisation of acquired intangible assets, at £244 million was 11% lower (7% in constant currency) than the prior year. The reduction in profit before tax was more than accounted for by a £9 million operating loss in international sugar trading from a £22 million profit in the prior year, and an £11 million adverse impact from exchange translation.

Food & Industrial Ingredients, Americas, our largest division representing almost 60% of the Group's adjusted operating profit before central costs, performed strongly, achieving a fourth consecutive year of record profits. Operating profit of £186 million increased by 6% (13% in constant currency). Both value added and primary product lines performed well, the latter assisted by firmer by-product prices. We were pleased by the outcome of the 2008 calendar year pricing round which has resulted in modest margin improvements. As expected, ethanol profits returned to more normal levels reflecting the impact of increased industry production and higher corn costs, following the very strong profits achieved in the prior year.

Food & Industrial Ingredients, Europe saw profits increase by 3% to £41 million (a reduction of 1% in constant currency). This was a pleasing result given the very significant disruption faced by the business during the year as the non-manufacturing operations were completely re-engineered following the sale of five of its starch plants. A strong performance in the first half-year was offset in the second half-year by significantly higher corn costs. In Europe, the ability to pass increased costs through to customers is limited for those products that have a clear link to the price of sugar, although we were able to pass on more of the increase than we had expected. The initial £8 million profit contribution from Hahn following its acquisition in June 2007 was ahead of our expectations. We continue to work with our partners in the Eaststarch joint venture in Central and Eastern Europe on how we can generate optimal returns for shareholders.

Sugars profits were £24 million, down from £60 million in the prior year. The European sugar refining business was profitable in a market made difficult by the implementation of the EU sugar regime reform. We were delighted with the reaction to our announcement that our UK retail sugars range will move to

Fairtrade by the end of 2009, and we are investing in reducing our carbon footprint through a new biomass boiler at our London refinery to help drive efficiency and differentiation of cane sugar. A number of other projects, including cost saving initiatives by the operations based at our London refinery

totalling £7 million on an annualised basis, were delivered during the year. Despite the challenges it faces, our European sugar refining operations remain a good business within an evolving industry and we are increasingly positive for the future once the EU sugar regime reforms are fully implemented in 2010. The molasses business performed strongly benefiting from a sharp increase in EU animal feed ingredient prices. However, this was insufficient to compensate for the loss of £9 million incurred by international sugar trading, which was especially disappointing when compared with a profit of £22 million in the previous year.

Sales of SPLENDA(R) Sucralose of £148 million were 1% ahead of the prior year (6% in constant currency). New product launches were some 30% ahead of the prior year. Following the doubling of capacity at the McIntosh, Alabama facility last year, and the successful commissioning of the Singapore facility this year, we have completed the major expansion projects for sucralose and will need only limited further capital investment in the coming years. Operating profit for the year at £66 million was 7% lower (3% lower in constant currency), affected by fixed costs from the second plant and also by legal costs of £6 million (2007 - £3 million) incurred in defending against alleged infringement of our patents in the US International Trade Commission (ITC). This case went to trial in February 2008. The proceedings allege infringement of patented sucralose manufacturing technology in respect of sucralose manufactured in China and imported into the US. So far, seven of the twenty seven respondents in the ITC matter have been held in default by the judge and are now barred from contesting the case. The judge's initial and non-binding determination is expected in June 2008, leading to a final ruling by the ITC in October 2008.

European sugar regime

Our European sugar business has been operating in a highly competitive market while the EU sugar regime undergoes reform. The target of the reforms is to eliminate 6.0 million tonnes of quota production through a process of voluntary surrender from which full-time cane sugar refiners are excluded. Following amendments to the EU sugar restructuring fund agreed in September 2007, on 8 May 2008 the EU announced that 5.65 million tonnes out of the 6.0 million tonne target had been surrendered. While there is still surplus sugar to be absorbed by the market, the reforms' aim of reducing supply is substantially complete. There will be two reductions in the EU reference price of refined sugar and in raw material costs which will be implemented in October 2008 and October 2009. However, we expect that market equilibrium will be restored during the second half of our 2009 financial year, which should lead to progressively firmer refining margins. We believe cane sugar refineries have a superior economic model in the post-reform EU market.

Energy

Energy costs for the continuing operations were £150 million, an increase of 2% over the prior year (6% in constant currency). We have covered over half the costs for the 2009 financial year but still anticipate costs will increase by £35 million from higher prices and also higher consumption because of capacity expansion. Rising fossil fuel prices increase the benefits of our investments in biomass boilers under construction in London and Fort Dodge, Iowa.

Central costs

A review of central functions across the Group was completed during the year in light of the significant reshaping of the business. Central costs decreased from £35 million to £31 million. This decrease reflects a £1 million reduction in underlying costs. There was a one-off benefit totalling £7 million from insurance and reallocation of costs to the divisions offset by costs relating to the re-alignment of the Group's management and organisational structure. Our review of central costs realised savings of about £3 million in 2008, benefits which should double by 2010.

Conclusion

2008 was a year of considerable activity and progress for Tate & Lyle as we reshaped our business in line with our strategy to build a stronger value added business on a low-cost commodity base. Implementing so much change whilst also managing the impact of significant movements in global commodity prices and the consequences of the EU sugar regime reforms has only been possible thanks to the dedication, diligence and commitment of our people, for which I would like to express my sincere gratitude.

We expected 2008 to be a year of transition and that proved to be the case. With our strategic reshaping largely complete, our priority is clear - to deliver our longer term target of a return on net operating assets of 20%. With all that we have achieved this year, and with the new management structure in place, we now have the platform from which that longer term target can be delivered and we are committed to that goal.

Iain Ferguson CBE
Chief Executive

OPERATING AND FINANCIAL REVIEW

Basis of preparation

Adjusted performance

Adjusted profit is presented as it provides both management and investors with valuable additional information on the performance of the business. The

following items are excluded from adjusted profit:

-- Results of discontinued operations, including gains and losses on disposal (note 9);

-- Exceptional items from continuing operations (note 4); and

-- Amortisation of acquired intangibles.

This adjusted information is used by management internally for analysing the performance of the business. A reconciliation of reported and adjusted information is included in Note 15.

Impact of changes in exchange rates

Our results have been negatively impacted this year by exchange rate translation, in particular due to the weakening of the US dollar against sterling. This was partially offset by the strengthening of the Euro against sterling. Exchange rates used to translate reported results were as follows:

	Average rates		Closing rates	
	2008	2007	2008	2007
US dollar : sterling	2.01	1.89	1.99	1.97
Euro : sterling	1.42	1.48	1.26	1.47

Constant currency comparisons in this review have been calculated by translating underlying currencies for the prior year at the average rates for the current year. Constant currency comparisons provide an insight into the movements in sales and cost levels driven by the real local changes, demonstrating underlying profitability progression of the business.

Central costs

Previously the Group's central costs were allocated to the segments. Central costs are no longer allocated and are presented separately and the comparative segmental information has been reclassified.

Primary and value added products

Value added products are those that utilise technology or intellectual property enabling our customers to produce distinctive products and us to obtain a price premium and/or sustainable higher margins.

Other products from our commodity corn milling and sugars businesses are

classified as primary.

Summary of financial results

	Year to 31 March 2008 £m	Year to 31 March 2007 £m	Actual change %	Constant currency change %
Continuing operations				
Sales	3,424	3,225	6%	10%
Adjusted operating profit	286	311	(8)%	(4)%
Net finance expense	(42)	(36)		
Profit before tax, exceptional items and amortisation	244	275	(11)%	(7)%
Exceptional items	(59)	(13)		
Amortisation of acquired intangibles	(12)	(9)		
Profit before tax	173	253	(32)%	(26)%
Income tax expense	(76)	(88)		
Profit for the year from continuing operations	97	165	(41)%	(35)%
Profit for the year from discontinued operations	90	52		
Profit for the year	187	217	(14)%	(8)%
Earnings per share				
Basic	40.9p	44.3p	(8)%	(3)%
Diluted	40.4p	43.6p	(7)%	(3)%
Adjusted earnings per share from continuing operations				
Basic	33.1p	38.1p	(13)%	(9)%
Diluted	32.7p	37.5p	(13)%	(8)%
Dividends per share				
Interim paid	6.5p	6.2p		

Final proposed	16.1p	15.3p		
	22.6p	21.5p	5%	n/a
Net debt				
At 31 March	1,041	900	16%	13%

Sales of £3,424 million from continuing operations were 6% higher (10% in constant currency). Growth was reported in all divisions other than Sugars which saw reduced sales in its international sugar trading business. The acquisition of Hahn contributed sales of £60 million.

Despite the reduction in our international sugar trading business, primary sales increased by 3% (7% in constant currency) to £2,622 million, with strong performances in our Americas and retained European ingredients businesses and our sugar refining operations. Value added sales increased by 16% (20% in constant currency) to £802 million again driven by our Food & Industrial Ingredients businesses which benefited from the acquisition of Hahn.

Overall adjusted operating profit decreased by 8% to £286 million (4% in constant currency) as we incurred losses of £9 million in our international sugar trading operations. Value added operating profit increased by 1% to £160 million (3% in constant currency), and primary operating profit decreased by 16% (12% in constant currency) to £157 million. Central costs decreased from £35 million to £31 million in the year.

Exceptional items from continuing operations amounted to a net loss before tax of £59 million (2007 - loss of £13 million). Following the disposal of five of the European starch plants and the closure of the Aalst head office, the significant reduction in central support functions required by the retained Food & Industrial Ingredients, Europe business resulted in an exceptional restructuring charge of £30 million comprising redundancy and other restructuring costs. We have also recognised an impairment of £12 million to our citric acid business as a result of industry oversupply and Chinese competition, and an impairment of £17 million to our Orsan monosodium glutamate business in China as we do not expect profit recovery in the near term due to uncertain market conditions. After minority interests of £10 million, the charge against profit for the year attributable to equity holders of the Company in respect of the Orsan impairment is £7 million.

Amortisation of acquired intangibles increased to £12 million from £9 million in 2007 reflecting the acquisition of Hahn in the first half of the financial year.

The net finance expense from continuing operations increased from £36 million to £42 million as a result of the increase in average net debt. Net debt increased to accommodate our capital expenditure, acquisition and share buy-back programmes and working capital requirements, the latter of which were driven primarily by increasing raw material costs.

Profit before tax from continuing operations on a statutory basis decreased by 32% (26% in constant currency) from £253 million to £173 million.

The effective rate of tax on adjusted profit was 34.4% (2007 - 32.0%). The increase was due mainly to the increased levels of profits in the US and the full consequences of the disposal of five of our European starch plants, and the associated single billing entity, with their tax losses.

Discontinued operations comprising our former activities in sugar processing in Canada and Mexico, and in our Eastern Sugar business and the five disposed starch plants in Europe, reported profit after tax of £90 million including exceptional items.

Basic adjusted earnings per share, which are based on continuing operations excluding the effects of amortisation of acquired intangibles and exceptional items, declined from 38.1 pence to 33.1 pence, down 13% (9% in constant currency); the equivalent diluted figure also declined by 13% (8% in constant currency) from 37.5 pence to 32.7 pence.

Food & Industrial Ingredients, Americas

	Year to 31 March 2008			Year to 31 March 2007		
	Primary £m	Value added £m	Total £m	Primary £m	Value added £m	Total £m
Sales						
- Food	651	293	944	543	277	820
- Industrial	309	133	442	315	120	435
	960	426	1 386	858	397	1 255
Operating profit						
- Food	76	68	144	61	70	131
- Industrial	42	-	42	43	1	44
	118	68	186	104	71	175

Margin						
- Food	11.7%	23.2%	15.3%	11.2%	25.3%	16.0%
- Industrial	13.6%	-	9.5%	13.7%	0.8%	10.1%
- Total	12.3%	16.0%	13.4%	12.1%	17.9%	13.9%

Food & Industrial Ingredients, Americas enjoyed another exceptional year. Sales of £1,386 million were 10% higher than the prior year (17% in constant currency). Operating profit, which accounts for almost 60% of the Group's adjusted operating profit before central costs, increased by 6% to £186 million (13% in constant currency).

In primary products, sales were 12% higher (19% in constant currency) and profits were 13% higher (24% in constant currency). US sweetener and industrial starch volumes were largely in line with the prior year, and sales and by-product price increases more than covered higher input costs. As expected, ethanol profits were lower primarily due to higher corn costs.

Citric acid profits were in line with the prior year despite industry oversupply, continued Chinese competition, and further devaluation of the US dollar in key regional markets. Our current assessment of this business has resulted in an exceptional impairment charge of £12 million. Anti-dumping actions have been initiated against Chinese producers by European and US producers. The closure of the Selby, UK facility, announced last year, was successfully completed, and the site was sold.

Value added food ingredients achieved robust volume growth following the completion of the capital project at the Sagamore plant in Indiana during the year with sales up by 6% (12% in constant currency). Start-up costs and fixed costs were incurred following commissioning in October. Performance at Custom Ingredients was ahead of the prior year, despite a difficult year for the US dairy industry as dairy prices were pushed to record levels by higher fuel and corn prices. Value added food profits were down 3% (nil in constant currency). However, following a review of central costs, various tasks and the associated costs were delegated to the appropriate divisions. During the year, £5 million of costs were incurred to Food & Industrial Ingredients, Americas and the vast majority was within value added food. Accordingly, underlying profit growth from value added food was 4% (8% in constant currency) reflecting improved pricing and better product mix.

Value added industrial starch volumes were similar to the prior year but price increases more than covered input cost increases.

The Bio-PDO(TM) joint venture plant in Loudon, Tennessee continued to operate well during the year. Market proving activities continue to be undertaken with

Bio-PDO(TM) sales across several categories including for polymerisation for clothing and carpets, and for direct applications in cosmetics, deodorants and as de-icing fluid. Whilst the global customer base for Bio-PDO(TM) continues to broaden, as expected, the business incurred a modest loss, similar in size to the prior year, in its first full year of operation.

On 31 October 2007 we completed the separation from our Astaxanthin joint venture with Igene Biotechnology, Inc. The manufacturing facility was closed and included in the sale of the Selby site.

Corn prices increased significantly in the second half of the year driven by strong demand from China and as a raw material for ethanol and this affected all product categories. Corn costs are hedged either by physical purchases or on futures markets at the point of contracting with the customer, or are for the customer's account in the case of toll contracts. It is only possible to hedge some by-product prices, which mostly increase when corn and soy meal prices increase. As both corn and soy meal prices rose following the annual contracting round, which this year was largely completed in October 2007, we received a benefit from this subsequent increase in soft commodity prices.

Manufacturing costs rose due to increased energy and process ingredient costs, and higher depreciation costs from the large capital projects which came on stream. Selling, general and administrative costs were impacted by additional research project expenses and increased allocation of support costs following the disposal of our sugar assets in North America.

The sale of an investment in the Chicago Mercantile Exchange contributed a one-off profit of £4 million.

Looking forward

The capacity expansion of the Sagamore plant to produce value added food ingredients was completed in September 2007 and the expansion in Loudon, Tennessee to produce ethanol, value added ingredients and substrate for the Bio-PDO(TM)plant, is essentially complete. Construction of the greenfield corn wet mill in Fort Dodge, Iowa is progressing well and is on track for mechanical completion by March 2009. Its completion will enable a reconfiguration of finishing capacities in the US to optimise production, particularly at the

Sagamore plant, which will now focus predominantly on value added food ingredients. These major capital projects will increase production and will play a significant role in maximising operational efficiencies. Moreover, innovative CORNBELT((R)) technology associated with the Fort Dodge and Loudon projects will greatly lower overall costs and reduce Tate & Lyle's carbon footprint.

Growth prospects are encouraging as we remain focused on, and have invested in

new capacity for the production of, value added food ingredients which satisfy consumer trends for food products with nutritional benefits.

Net corn prices have recently reached record highs on the back of strong global demand and the fundamentals seem likely to support continuing high prices for corn and its by-products. The differential between corn-based HFCS and its substitute, sugar will be an important factor at the time of the negotiations at the end of the calendar year. At current corn and sugar prices we would expect to be able to maintain satisfactory headroom for HFCS below the price of sugar without compromising margins. We have some multi-year agreements which mean that not every contract is negotiated annually.

Food & Industrial Ingredients, Europe

	Year to 31 March 2008			Year to 31 March 2007		
	Primary £m	Value added £m	Total £m	Primary £m	Value added £m	Total £m
Sales						
- Food	168	155	323	139	74	213
- Industrial	138	-	138	92	-	92
	306	155	461	231	74	305
Operating profit						
- Food	14	21	35	27	10	37
- Industrial	6	-	6	3	-	3
	20	21	41	30	10	40
Margin						
- Food	8.3%	13.5%	10.8%	19.4%	13.5%	17.4%
- Industrial	4.3%	-	4.3%	3.3%	-	3.3%
- Total	6.5%	13.5%	8.9%	13.0%	13.5%	13.1%

On 1 October 2007, five plants, including the four that process wheat, were sold and these are treated as discontinued and excluded from the results for the continuing businesses as shown in the table above. The former divisional head office and single billing entity in Aalst, Belgium was closed and a new centre established in Slovakia, with associated changes to systems, staffing and management. This relocation was achieved without major disruption to the

business. This division now comprises: the wholly owned speciality starch plant in Koog, the Netherlands; small facilities in Greece (scheduled for closure in September 2008) and Morocco; five joint venture plants in Central and Eastern Europe; our speciality food ingredient operations Cesalpinia, Hahn and Tate & Lyle South Africa; and Orsan, the monosodium glutamate operation in China.

On 15 June 2007, we acquired an 80% holding in Hahn strengthening our value added offering through its leadership position in dairy and convenience food stabiliser systems, and complementing our activities in Cesalpinia, South Africa and the US. Hahn is based in Germany and also has manufacturing operations in the UK and Australia and sales offices in 22 countries.

Sales from the continuing operations at £461 million increased by 51% (44% in constant currency) over the prior year, reflecting expansions in the Hungarian and Bulgarian joint ventures and a £60 million initial contribution from Hahn. Raw material price increases following the 2006 harvest were largely passed through to customers, but only partially following the unprecedented increases after the 2007 harvest.

The continuing operations contributed £41 million of operating profit, 13% of the Group's adjusted operating profit before central costs, an increase of 3% (reduction of 1% in constant currency).

Primary product sales increased by 32% (28% in constant currency). Increases in food, mostly isoglucose, although significant at 21% (19% in constant currency), were capped by sweetener products performance where prices are linked to the regulated sugar price in Europe. However, prices achieved were better than we expected, and in some cases the discounts to sugar prices were reduced. Volumes for isoglucose were higher as production quotas were increased as part of the EU sugar regime reforms, granted as compensation for the reference price reductions. For isoglucose, these price reductions affect selling prices but, unlike sugar, raw material costs are unaffected by the regulatory changes. Because of the sugar price cap on sweetener products, we were not able to raise prices sufficiently to cover higher net raw material costs. Industrial starch sales increased by 50% (41% in constant currency) and more than recovered higher input costs.

In value added, sales increased following the addition of Hahn. Higher raw material costs were passed through to customers and there was growth in our dry sweetener ingredient range. Operating profits increased from the initial £8 million contribution from Hahn and from growth in the value added starch portfolio. We have invested in a Health and Wellness Research centre in Lille, France to support the development of new functional starches and fibres. The applications laboratory will provide technical expertise for beverage customers in the region and will support the European speciality sweetener portfolio as well as SPLENDA(R) Sucralose.

Raw material costs rose in an unprecedented fashion, driven both by drought in the key corn-growing areas of Central and Eastern Europe and by the global fundamentals of supply and demand. In Europe the futures markets do not have sufficient liquidity for us to hedge annual contracts with customers as we can in the US. In addition, higher energy prices increased manufacturing costs during the year.

In China, Orsan, the monosodium glutamate producer suffered from an over-supplied market with increased industry capacity coming on-stream and a change in tax incentives discouraging exports. Given uncertainty as to whether market conditions will recover in the near term, we recorded an impairment of £17 million as an exceptional charge. After minority interests of £10 million, the charge against profit for the year attributable to equity holders of the Company is £7 million.

Looking forward

The outlook for the second half year is expected to be influenced significantly by European cereal prices following the harvest. Whilst it is still too soon to predict with certainty the outcome of the 2008 harvest, growing conditions have been good to-date, although it is likely that corn prices will remain high until stocks are rebuilt.

The year ending 31 March 2009 will see the last full year of payments of our share of the levy on the isoglucose quota to the EU Restructuring Fund anticipated at EUR 11 million with final payments anticipated at EUR 4 million in the first half of the following financial year.

As previously announced, the facility in Greece will be closed at the end of September 2008 and the isoglucose quota surrendered. The isoglucose quota in Netherlands will also be surrendered; while continuing to manufacture starches and glucose, the plant is being developed further as a location for speciality products.

Sales volumes are expected to grow following the increases in capacity in the Eaststarch joint venture facilities. Recent upgrading of the facility in Turkey will enable the developing European market for crystalline fructose to be supplied with a high quality product to replace chicory-based fructose.

Sugars

Year to 31 March 2008			Year to 31 March 2007		
Primary	Value added	Total	Primary	Value added	Total

	£m	£m	£m	£m	£m	£m
Sales						
- Products	572	73	645	461	72	533
- Trading	784	-	784	985	-	985
	1 356	73	1 429	1 446	72	1 518
Operating profit						
- Products	15	5	20	25	7	32
- Trading	4	-	4	28	-	28
	19	5	24	53	7	60
Margin						
- Products	2.6%	6.8%	3.1%	5.4%	9.7%	6.0%
- Trading	0.5%	-	0.5%	2.8%	-	2.8%
- Total	1.4%	6.8%	1.7%	3.7%	9.7%	4.0%

During the year, the continuing sugar operations were merged into one Sugars

division. This follows the completion of the sale of Redpath in Canada on 22 April 2007, the sale of our 49% interest in Occidente in Mexico on 28 December 2007, and the closure of our Eastern Sugar joint venture factories. Sugars' continuing operations comprise our sugar refining activities in the UK and Portugal, sugar processing in Vietnam and international sugar and molasses trading.

Sales of £1,429 million were lower by 6% from £1,518 million in the prior year (2% in constant currency), mostly driven by lower turnover in international sugar trading.

Operating profit decreased from £60 million to £24 million, down 60% (59% in constant currency). International sugar trading produced a very disappointing performance in the year with a £9 million loss compared with a profit of £22 million in the prior year. Excluding this, adjusted operating profit decreased from £38 million to £33 million.

Our Trading businesses had a mixed performance with overall profits lower than the prior year. The molasses business performed strongly, benefiting from a sharp increase in EU animal feed ingredient prices, with demand for molasses increasing as a result. However, this was insufficient to compensate for the loss incurred by international sugar trading, which suffered from increased

freight costs which were hedged in the first half of the year. Brazilian raw sugar prices were under pressure throughout the year, reflecting the availability of Indian export sugar in the markets. India had an unusually large surplus to export from its harvest, a situation not expected to recur in the coming year. We have taken the necessary action to restructure our international sugar trading activities and re-focus management priorities to ensure this year's results are not repeated.

In products (predominantly EU refining), the EU market remained disrupted by the significant changes brought about by the reform of the EU sugar regime. The market suffered excess supply and prices have fallen to a discount to the regulated reference price. Our UK and Portuguese refineries performed satisfactorily given these challenging conditions, with profits falling despite increased sales. Our EU operations benefited from transitional aid amounting to £17 million (2007 - £13 million), and made only a small operating profit after taking this into account. As discussed in the Chief Executive's Review, the reforms of the EU sugar market have made significant progress. There is still surplus sugar to be absorbed by the market and that will make the market very difficult in the near term. However, we expect that market equilibrium between supply and demand will be restored during the second half of our financial year ending 31 March 2009, which should lead to progressively firmer refining margins.

We were delighted with the reaction to our announcement that our entire range of UK retail sugars would move to Fairtrade by the end of the 2009 calendar year.

The operations based at our London refinery achieved its target of £7 million cost reductions on an annualised basis ahead of plan and we also implemented operational efficiency improvements. Two new sugar unloading cranes were successfully installed at the London refinery. Ongoing projects include investments to allow increased throughput at the Lisbon refinery. We have developed new markets through our association with Eridania Tate & Lyle in Italy. We are making good progress in securing long-term raw sugar supplies, both with new suppliers (for example, through our investment in the Democratic People's Republic of Lao) and through new agreements with traditional suppliers (for example, the announcement after the year-end that we have entered into a long term agreement for the supply of up to 300,000 tonnes of raw sugar per year from Fiji).

In Vietnam, despite a hesitant start to the crop caused by the weather, the current season has gone well with 100,000 tonnes of sugar sold.

Looking forward

We expect improved performance from our trading businesses, particularly after the actions we have taken to avoid a repetition of the losses in international

sugar trading.

The EU market is expected to remain very challenging in the first half of the year ending 31 March 2009 but we anticipate an improvement in relative pricing once equilibrium is restored during the second half of the year. The most cost-effective model for serving sophisticated refined sugar markets is through refining raw cane sugar at full-time, large-scale port-based refineries, such as our refineries in London and Lisbon. One of the consequences of the EU sugar regime reforms is the near-doubling of cane sugar imports, which should provide opportunities for increasing our share once the market has settled.

Sucralose

	Year to 31 March 2008			Year to 31 March 2007		
	Primary £m	Value added £m	Total £m	Primary £m	Value added £m	Total £m
Sales	-	148	148	-	147	147
Operating profit	-	66	66	-	71	71
Margin	-	44.6%	44.6%	-	48.3%	48.3%

Sales of SPLENDA(R) Sucralose of £148 million were 1% ahead of the prior year (6% in constant currency). Operating profit for the year at £66 million was 7% lower (3% in constant currency). This reflects £6 million (2007 - £3 million) in costs in pursuit of our patent infringement action in the US International Trade Commission (ITC).

During the year we have continued to focus on expanding the business and have seen a 30% increase in new product launches by our customers as we have continued to work with them, both in the US and internationally, to broaden their pipeline of food and beverage products using SPLENDA(R) Sucralose. Strong sales growth was seen in Latin America, Europe and Asia whilst sales in North America decreased slightly compared with the prior year during which customers built inventory. In addition, McNeil Nutritionals, LLC (McNeil) maintained its leadership position in the tabletop segment of the intense sweetener market in the US with SPLENDA(R) No Calorie Sweetener, and gained significant market share for the franchise in Latin America as well. It also launched SPLENDA(R) No Calorie Sweetener into the food service channel in China, in advance of the 2008 Olympic Games in Beijing.

With security of supply from the two production facilities in McIntosh, Alabama

and Singapore, we believe that surplus stocks, which had been built up by customers when there was only the Alabama facility in production, have now been released.

The new Singapore facility was commissioned in June 2007 and we now have a fully invested asset base. A new pilot plant facility was completed and commissioned at our McIntosh, Alabama plant which will facilitate the implementation of process improvements that have been demonstrated in the laboratory. This forms part of our strategy to maintain leadership in sucralose manufacturing technology.

With the commissioning of the Singapore facility and the pilot plant at McIntosh, fixed costs were higher, particularly due to an additional depreciation charge of £13 million. Unit costs increased as the fixed costs from the two facilities were spread over a production volume which increased by only a relatively small amount in the year when compared with the additional capacity available.

We continued to defend our patents and incurred US$11 million (£6 million) in costs in pursuit of our patent infringement action in the ITC. The ITC case now involves four manufacturers and eighteen importers and distributors. The ITC proceeding alleges infringement of patented sucralose manufacturing technology in respect of sucralose manufactured in China and imported to the US by the defendants named in the case. The ITC has the right to exclude products from importation into the US that are shown to infringe a US patent. The ITC hearing was concluded in February 2008, with a preliminary non-binding decision by the judge currently anticipated no earlier than June 2008 and the subsequent review and formal decision by the full ITC Board another four months after the judge's decision.

Our suite of patents is one of the elements of our considerable competitive advantage in the global sucralose market. Our sucralose manufacturing facilities operate at a level of cost, efficiency and environmental stewardship surpassed by none. We can achieve significant economies of scale as we ramp up our production beyond our current 45% capacity utilisation in the two plants. It is the combination of our unique technology and intellectual property, built up over many years, in solving the immense technical challenges involved in producing sucralose reliably and with cost-competitive economies of scale that underpin our position as the world's leading supplier of sucralose. This strong competitive position is further enhanced by our comprehensive applications know-how and service offering. These factors give us great confidence in the continued ability of the Sucralose business to make a significant contribution to the Group's results.

Looking forward

Sales of SPLENDA(R) Sucralose are expected to increase year-on-year, driven by four primary sources of growth. Firstly, through the replacement of existing high intensity sweeteners (particularly aspartame), not only in value added food but also in high volume beverages. Secondly, there remains a significant opportunity to capitalise on the unique properties of SPLENDA(R) Sucralose for partial replacement of nutritive sweeteners (i.e. sugar and HFCS) without compromising on taste. Thirdly, food and beverage manufacturers will continue to innovate in order to meet both known and perceived consumer needs. Finally, there also remain significant opportunities for growth outside the US, particularly in Latin America and Europe.

Average selling prices should be expected to fall over time as we widen our

customer offering. However, as sales increase, unit costs of production should also decline as fixed costs are spread over a wider base.

The SPLENDA(R) Sucralose business is now fully invested. Whilst the incremental impact of a first full year of costs associated with the Singapore facility will restrict profit growth in the first half-year, we expect continued sales growth to offset these costs and to lead to improved profits in the full year.

Central

Central costs, which include head office, treasury and reinsurance activities, have decreased by £4 million to £31 million. This decrease reflects a £1 million reduction in underlying costs. There was a one-off benefit totalling £7 million from insurance and reallocation of costs to the divisions offset by costs relating to the re-alignment of the Group's management and organisational structure. Our review of central costs realised savings of about £3 million in 2008, benefits which should double by 2010.

Exceptional items

Exceptional items from continuing operations comprised restructuring and relocation charges in respect of our remaining Food & Industrial Ingredients, Europe operations amounting to £30 million, and impairment charges in respect of citric acid and our monosodium glutamate business in China (Orsan) of £12 million and £17 million, respectively. Our effective ownership of Orsan is 41% and, as a result, the impact on profit attributable to shareholders in respect of that impairment is a charge of £7 million.

Net finance expense

The net finance expense from continuing operations was £42 million compared with £36 million in the year to 31 March 2007, was principally due to higher net debt levels. Completion of other capital expenditure projects are expected to add a

further £8 million to interest in 2009 and an additional £4 million in 2010.

The effective interest rate in the year, calculated as net finance expense on total operations divided by average net debt, was 4.9% (2007 - 4.6%). Interest cover based on total operations was 8.1 times (2007 - 10.1 times) and for continuing operations was 6.8 times (2007 - 8.6 times).

Taxation

The taxation charge from continuing operations was £76 million (2007 - £88 million). The effective rate of tax on adjusted profit was 34.4% (2007 - 32.0%). The increase was due mainly to the increased levels of profits in the US, which are typically taxed at between 37% - 39% and higher unrelieved losses in the UK.

An internal financing plan has been implemented which is expected to deliver substantial savings. While we are confident of regulatory clearance, as previously advised there is a small chance of a one-off tax cost in implementation. Subject to this, and the expected geographical mix of profits, we are targeting a tax rate for the next financial year at the top end of the twenty per cent range.

Discontinued operations

Discontinued operations comprise our former activities in sugar processing in Canada and Mexico, and in our Eastern Sugar business and the five disposed starch plants in Europe. Sales for the year amounted to £394 million (2007 - £845 million), with operating profits of £45 million (2007 - £62 million). After finance costs, income tax expense and gains and losses on disposals, the contribution to profit for the year was £90 million.

Earnings per share

Total diluted earnings per share were 40.4 pence, down 7% (3% in constant currency) from 43.6 pence in the prior year. Total basic earnings per share were 40.9p down 8% (3% in constant currency). Diluted earnings per share from continuing operations adjusted to exclude exceptional items and amortisation were 32.7p, a reduction of 13% (8% in constant currency). On the same basis, basic earnings per share of 33.1p also reduced by 13% (9% in constant currency).

Dividend

The Board is recommending a final dividend of 16.1p as an ordinary dividend to be paid on 31 July 2008 to shareholders on the Register of Members on 4 July 2008. This represents an increase in the total dividend for the year of 1.1 pence per share. An interim dividend of 6.5p (2007 - 6.2p) was paid on 8 January 2008. Dividend cover based on total operations was 1.8 times (2007 - 2.1 times)

and for continuing operations was 1.0 times (2007 - 1.6 times).

Net debt

The Group's net debt increased from £900 million to £1,041 million. Working capital increases drove down operating cash generation, whilst the proceeds from business disposals were reinvested in the capital expenditure programme, business acquisitions and returns to shareholders. Debt is expected to remain close to this level in the forthcoming financial year. Exchange translation increased net debt by £32 million.

The ratio of net debt to total earnings before exceptional items, interest, tax, depreciation and total amortisation (EBITDA) was 2.4 times (2007 - 1.9 times). During the year net debt peaked at £1,041 million in March 2008 (in the prior year it peaked at £900 million in March 2007). The average net debt was £845 million, an increase of £41 million from £804 million in the prior year.

We continue to seek to optimise our financing costs in respect of all financing transactions. Where it is economically beneficial, operating leases are undertaken in preference to purchasing assets. Commitments under operating leases amounted to £228 million at the year end (2007 - £201 million); rental charges for the year were £21 million (2007 - £27 million).

Cash flow

Cash inflow from continuing operations was £126 million, down from £325 million in 2007. The effects on cash of lower profit before tax of £244 million (compared to £275 million) were largely offset by higher depreciation charges. However, outflows from working capital effects (principally inventory increases in Sucralose and Food & Industrial Ingredients, Americas and Europe, higher receivables in Sugars and Food & Industrial Ingredients, Americas, offset by creditor levels in all divisions except Sucralose), together with cash spend connected with restructuring and closure activities, resulted in lower cash generation. Cash inflows in 2008 were improved by the full receipt of sugar transitional aid of £74 million which is being credited to income up to 2011.

Net interest paid totalled £34 million (2007 - £42 million). Net taxation paid from continuing operations was £75 million (2007 - £78 million).

Capital expenditure remained at similar levels to 2007 as capacity expansion projects and the construction of the new plant at Fort Dodge, Iowa continued.

Free cash outflow (representing cash generated from operations after interest, taxation and capital expenditure) totalled £247 million (2007 - £46 million outflow).

Proceeds from disposals of businesses amounted to £383 million and £75 million was spent on the Hahn acquisition.

Equity dividends were £105 million (2007 - £98 million). In total, a net £139 million (2007 - £140 million) was paid to providers of finance as dividends and interest. A net inflow of £8 million was received relating to employees exercising share options during the year (2007 - £16 million).

Net assets and return on net operating assets

Net assets were £950 million at the year end (2007 - £995 million). Current assets less current liabilities were marginally lower at £491 million. Return on net operating assets was 15.5%, down from 18.9% in 2007 as the improvement in Food & industrial Ingredients, Americas was offset by significant declines in Sugars.

Shareholders' equity

During the year, 33.6 million shares were repurchased for a total cost of £159 million. Of these shares, 30.3 million were cancelled and the remainder held in treasury. At the year-end, there were 459.9 million shares in issue.

CONSOLIDATED INCOME STATEMENT

	Notes	Year to 31 March 2008 £m	Year to 31 March 2007 £m
Continuing operations			
Sales	3	3 424	3 225
Operating profit	3	215	289
Finance income	5	38	50
Finance expense	5	(80)	(86)
Profit before tax		173	253
Income tax expense	6	(76)	(88)
Profit for the year from continuing operations		97	165
Profit for the year from discontinued operations	9	90	52
Profit for the year		187	217

Profit/(loss) for the year attributable to:		
Equity holders of the Company	194	214
Minority interest	(7)	3
	--------------	...truncated

Tate & Lyle PLC - Transaction in Own Shares

Tate & Lyle PLC

Tate & Lyle PLC

Transaction in Own Shares

Tate & Lyle PLC ('the Company') announces that on 7 May 2008 it transferred 16,461 ordinary shares in the Company for the purpose of satisfying exercises under the 2000 Executive Share Option Scheme. These shares were previously held in Treasury.

The transfer price per share was 325p.

Following the above transfer, the Company holds 2,045,592 ordinary shares in treasury and has 457,886,280 ordinary shares in issue (excluding treasury shares).

Robert Gibber
Company Secretary

7 May 2008

Tate & Lyle PLC - Transaction in Own Shares

Tate & Lyle PLC

Tate & Lyle PLC

Transaction in Own Shares

Tate & Lyle PLC ('the Company') announces that on 6 May 2008 it transferred 122,579 ordinary shares in the Company for the purpose of satisfying exercises under the 2000 Executive Share Option Scheme ('ESOS') and Tate & Lyle 2003 Performance Share Plan. These shares were previously held in Treasury.

The transfer price per share for the shares transferred to satisfy exercises under the ESOS was 325p.

Following the above transfer, the Company holds 2,062,053 ordinary shares in treasury and has 457,865,958 ordinary shares in issue (excluding treasury shares).

Robert Gibber

Company Secretary

6 May 2008

Tate & Lyle PLC - Directorate Change

Tate & Lyle PLC

Tate & Lyle Board Changes

Tate & Lyle PLC (the 'Company') announces that Stanley Musesengwa, Chief Executive International and Stuart Strathdee, Corporate Development Director, will retire from

Tate & Lyle's Board of Directors at the Company's Annual General Meeting ('AGM') on 23 July 2008.

Stanley Musesengwa has worked for Tate & Lyle for over 28 years and has served on the Board since April 2003. The Group's portfolio of businesses has been significantly reshaped into four Divisions during the past two years and, as expected, this process has led to Stanley's current position being phased out. As a result, it has been agreed with Stanley that he will stand down from the Board of Directors and leave Tate & Lyle at the AGM on 23 July 2008 to develop further his portfolio of interests.

In the period from now until the AGM in July, Stanley Musesengwa will assist in an orderly transition of his responsibilities. Direct reporting line responsibilities for Tate & Lyle's Sugars, Sucralose and Food & Industrial Ingredients, Europe Divisions will transfer to the Chief Executive from 1 July 2008.

Stuart Strathdee has worked for Tate & Lyle for over 31 years and has served on the Board since November 1994. He was appointed to his current position as Corporate Development Director in July 2003. After he stands down as a Director at the AGM, he will remain with Tate & Lyle for a further year to assist the Company with its strategic development before he retires at the end of July 2009.

Sir David Lees, Chairman of Tate & Lyle, said: 'Stanley Musesengwa has made an enormous impact on Tate & Lyle. As Chief Operating Officer he led the Company's operations with great skill during a time of significant change for the business and in the past two years he has played a key role in developing and implementing our streamlined organisational structure. I would like to thank him for all he has done for Tate & Lyle and wish him every success in the future.

'Stuart Strathdee has been a key member of the executive team for a number of years and has played a major role in driving the strategic direction of the business. The Board is deeply appreciative of Stuart's loyal service as a Director over the past 14 years and is delighted that Tate & Lyle will continue to benefit from his considerable knowledge and expertise for a further year after he stands down from the Board.'

Stanley Musesengwa said: 'I have thoroughly enjoyed my time at Tate & Lyle and it has given me great satisfaction to be part of its development. I wish Iain Ferguson and his team every success in the future as they continue to drive the business forward.'

END

For more information contact Tate & Lyle PLC:

Ferne Hudson, Head of Media and Public Relations
Tel: 020 7626 6525 or Mobile 07713 067433

Tim Lodge, Director of Investor Relations
Tel: 020 7626 6525 or Mobile: 07798 837317

Note to Editor

1. Stanley Musesengwa's current portfolio of interests includes serving as a Non-Executive Director of Croda International plc and as a Trustee of the Eastside Young Leaders Academy.

About Tate & Lyle:

Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA(R) Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 50 production facilities throughout Europe, the Americas and South East Asia. In the year to 31 March 2007, it employed 6,900 people in its subsidiaries with a further 2,300 employed in joint ventures. Sales in the year to 31 March 2007 totalled £4.0 billion. Additional information can be found on http://www.tateandlyle.com.

SPLENDA(R) is a trademark of McNeil Nutritionals, LLC

Tate & Lyle News Announcement

Tate & Lyle PLC - Total Voting Rights

Tate & Lyle PLC

Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the FSA's Disclosure and Transparency Rules, Tate & Lyle PLC (the 'Company') would like to notify the market of the following:

The Company's issued capital as at 30 April 2008 consisted of 459,928,011 ordinary shares of which 2,184,632 were held in Treasury.

Therefore, the total number of voting rights in the Company as at 30 April 2008 was 457,743,379 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Robert Gibber
Company Secretary
1 May 2008

END